

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

<u>Via E-mail</u>
Santiago Seage
Chief Executive Officer
Abengoa Yield Limited
1 Park Row
Leeds, UK LSI 5AB

> **Re: Abengoa Yield Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 28, 2014**
> **File No. 333-194970**

Dear Mr. Seage:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Financial Information, page 82

1. We note your disclosure in footnote (5) on page 86 of the method you used determine the number of shares used in your pro forma earnings per share computations. Please explain to us in reasonable detail why you determined the number of shares excluded from the computation, attributable to the $30 million of proceeds which will be retained by you, based on your pro forma book value instead of the offering price per share.

2. We note your response to comment 35 in our letter dated March 28, 2014 and the list of transactions included in your pro forma financial statements as seen on page 82. You previously indicated that the $10 million of net proceeds that you will retain to strengthen your balance sheet (now $30 million) was excluded from your pro forma financial statements, and comment 8 in our letter dated April 22, 2014 was based on that

information. After further consideration, please explain to us why you have elected to exclude from your pro forma financial statements the portion of your offering related to the $30 million of net proceeds that you will retain, and explain to us why you applied different logic in determining to present the column of your capitalization table titled "As Further Adjusted" as seen on page 79.

Foreign Private Issuer Exemption, page 181

3. In the next section, you identify certain "controlled company" governance exemptions on which you will rely. Please discuss the extent to which the NASDAQ rules that permit foreign private issuers to follow home country practice rules will affect your governance.

Combined Financial Statements for the Year Ended December 31, 2013, page F-1

Notes to Financial Statements, page F-10

Note 6. Contracted concessional assets, page F-28

4. We note your response to comment 14 in our letter dated April 22, 2014. We also note your disclosures in Appendix III, on pages 141 through 143 regarding your Abengoa Cogeneracion Tabasco, S. de R.I. de C. V. (ACT) asset and on pages 159 through 162 regarding regulation in Mexico. With regard to ACT's contract with Pemex, please tell us in more detail how you determined that the services you provide under the Pemex agreement constitute a public service and how your ACT assets are within the scope of IFRIC 12. To assist us in understanding this matter, please provide the following information:

- Please elaborate on the Mexican regulatory system and the nature of such regulation specifically as it relates to ACT. For example, clarify the aspects of ACT's operations that are regulated (e.g., price, activities allowed), the regulator responsible and the extent to which the regulator monitors or has input into ACT's operations, beyond compliance with related laws.

- Please better explain how regulators such as CRE and CFE have delegated to Pemex their responsibility to provide electricity to the public. In doing so, please address how Pemex controls or regulates what services you must provide with the infrastructure, to whom you must provide them and at what price as contemplated by paragraph 5(a) of IFRIC 12.

- Please explain to us in more detail how ACT's provision of its thermal and electric output to Pemex constitutes a service to the public as opposed to a service to a single customer. It is unclear to us that you have provided a service to the public if your grantor consumes all of your output for its own operations. In your response, please elaborate on how ACT's services are provided "indirectly to end-users."

Santiago Seage
Abengoa Yield plc
May 9, 2014
Page 3

- In your response you state that "The grantor controls the price, which corresponds with the services rendered under the Services Agreement between ACT and Pemex and is a fixed tariff denominated in U.S. dollars and paid on a monthly basis and indexed partially to inflation and partially according to a mechanism agreed in the contract." This appears to be a contract with terms negotiated by you and Pemex. Clarify whether or not any of the terms of the Services Agreement were set or controlled by the regulator. Additionally describe the "mechanism agreed in the contract" and how it impacts the "fixed tariff."

- If the regulator is not involved in setting the price for the electricity sold under this agreement, please explain to us in detail how the price was set.

Note 7.- Investments carried under the equity method, page F-30

5. We note your response to comment 16 in our letter dated April 22, 2014. Please refer to SAB Topics 1.M. and 1.N. and provide us with a materiality analysis that considers both the rollover and iron curtain approaches. If you conclude cumulative unrecorded amounts are not material, please clarify whether you are proposing to correct these items in your 2014 financial statements so that you will comply with IAS 28. In this regard, we remind you of the guidance in SAB Topic 1.M.2. If you are proposing to correct these items within your 2014 financial statements, please provide us with your analysis demonstrating that you do not expect the correction of these prior period errors to materially misstate your expected 2014 annual financial statements.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director